GUZOV OFSINK LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road, Suite 207 Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

May 1, 2008

Mr. Jeffrey P. Riedler
Assistant Director
John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 6010

Re: China Biopharma, Inc.
Amendment to Definitive Schedule 14C
File No. 0-50005

Gentlemen:

Reference is made to our Definitive Schedule 14C filed at 13.39 pm on May 1, 2008.

We are filing an Amendment to that Definitive Schedule 14C to delete the last sentence on page 11 under the heading “Registration Rights” and replace it with the following sentence:

“All of our investors have since verbally agreed to continue to take unregistered shares in payment of amounts due to date.”

The deleted sentence was inconsistent with disclosure contained elsewhere in the Schedule 14C, namely the forth sentence of forth paragraph under section entitled “Purpose of Amendment” which states “We have communicated with our investors and they have verbally agreed to continue to accept unregistered shares in payment of amounts due to date.”

On behalf of the Company we represent as follows:

The Company understands that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing:

(ii)	that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Sincerely,

Guzov Ofsink, LLC

/s/ Mark Cawley

cc: Peter Wang